UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2015

Commission File Number 001-35401

CEMENTOS PACASMAYO S.A.A.
(Exact name of registrant as specified in its charter)

PACASMAYO CEMENT CORPORATION
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Calle La Colonia 150, Urbanización El Vivero
Surco, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

In accordance with the provisions of Article 34 of the Securities Market Act and Regulations Important Facts and Private Information approved by Resolution No. 005-2014-SMV SMV / 01, we inform that:

The Board unanimously agreed on September 21, 2015 to buy back up 22'500,000 investment shares of Cementos Pacasmayo SAA ("Pacasmayo"). The Company will offer to all holders of investment shares wishing to sell their shares equal opportunity to receive the same price. The repurchased shares will then be held as treasury shares.

In this regard, Pacasmayo reports that it has placed an order with Credicorp Capital Sociedad de Bolsa SA ("Credicorp Capital Exchange") that will be valid for a period of 15 trading days, starting September 21, 2015 for all holders of investment shares of Pacasmayo who wish to sell their shares in the stock market at a price of S / .2.90 per share ("the offer"). If the demand to sell investment shares of Pacasmayo on the final day of the offer’s term should exceed the aforementionted maximum amount, the purchase will be carried out on a pro rata basis

The date of opening and closing of the Offer, operational aspects and procedures of this offer will be coordinated by Credicorp Capital Bolsa with the Superintendencia Nacional de Valores and the Bolsa de Valores de Lima (Lima Stock Exchange) in order to preserve the principles of transparency and equality rights for all shareholders.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMENTOS PACASMAYO S.A.A.

By: /s/ CARLOS JOSE MOLINELLI MATEO

Name: Carlos Jose Molinelli Mateo

Title: Stock Market Representative

Date: September 22, 2015